Ur-Energy Completes C$2.75M Flow-Through Private Placement Financing –
Cancels Option Agreement with Titan Uranium

Denver, Colorado (Marketwire – March 26, 2008) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or “Corporation”) is pleased to announce the completion of a non-brokered private placement flow-through financing for 1,000,000 common shares of the Corporation at a price of C$2.75 for aggregate gross proceeds of C$2,750,000. An aggregate finder’s fee of C$110,000 was paid in connection with the private placement.

The Corporation expects that the financing will enable a 2008 summer exploration program for Ur-Energy’s Bugs Project (“Project” or “Bugs”) in Nunavut, Canada. The program involves further prospecting, radon surveys and culminates in an anticipated 2,500 metre drilling program. Approximately seven targets will be drill tested in 2008.

The Project, consisting of 11 mineral claims (approximately 11,000 hectares) owned by Ur-Energy, was previously explored for uranium by Cominco Ltd. in the 1970s. Bugs is situated in the southwestern part of the Kivalliq District in southern Nunavut at the southern end of one of the northeast-trending Baker Lake Basin rifts. The Project’s half-graben is filled by continental ultrapotassic volcanic rocks and derived sediments of the Christopher Island Formation, and related intrusions. Uranium and thorium mineralization consist of stratiform, intrusion-hosted, and hydrothermal styles.

Ur-Energy completed prospecting and radon surveys over parts of the property in 2007. The initial drilling in 2008 will concentrate on the Lowkey Lake Zone (“LLZ”) of the Project, an area of high radon flux discovered in 2007. Radon flux averages 8.0 pCi/m2/sec over an area measuring 150m X 100m. High-grade uranium mineralization (individual boulders containing over 6% U3O8) is associated with the basal tuff horizons along strike to the east of the LLZ. A pronounced linear zone of low magnetic intensity and alteration, evidence of intense hydrothermal activity, coincide with the LLZ.

The 2008 exploration program will include more detailed radon surveying and subsequent drill-testing to outline the mineralization of the bedrock source of one of the high-grade historic Cominco boulder occurrences associated with hydrothermal breccias - BA Showing (individual boulders assaying up to 0.55% U3O8). Drill testing of the Gamma bostonite dyke will also be initiated. Reconnaissance prospecting indicates dimensions of the Gamma Dyke to be up to 1 kilometer in length by up to 100 meters in width. The extensive Bugs bostonite intrusions, including Gamma, contain consistent contents of between 200 and 400 ppm uranium and 700 to 1,200 ppm thorium. Additional drilling will test targets selected from the interpretation of the previously flown airborne radiometric and magnetic survey. Ground prospecting and radon surveys will aid in target delineation and drill hole localization.

To date, all Project samples have been sent to SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan for multi-element analyses using the ICP 4.3 total digestion and the ICP 4.3R partial digestion methods of sample treatment. The radon surveys at Bugs were completed by RadonEx Ltd. utilizing electret ionization chamber technology.

Paul Pitman, VP Canadian Exploration, commented, “Ur-Energy is excited to move ahead with drill tests located at the head of locally-derived boulder trains on the Bugs Project. Previous samples taken by our consultants located boulders grading up to 6.8% and 7.3% U308. In addition, the Bostonite targets, which are a uranium/thorium rich ultrapotassic dykes provide very large low-grade targets similar to deposits mined in Namibia.”

In August 2007, Ur-Energy signed an Option Agreement (“Agreement”) with Titan Uranium Incorporated (“Titan”) on Titan’s R-Seven and Rook I Properties whereas Ur-Energy had the option to earn-in a 51% interest in the properties. After reviewing the results of the 2007 drilling program, Ur-Energy has elected not to continue with the Agreement. Management’s decision was based in part to direct Canadian exploration on existing wholly-owned properties.

The Qualified Person for the purpose of this press release, as defined by National Instrument 43-101, is Paul Pitman, Vice President of Canadian Exploration.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Corporation disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.